MONETRAN LLC

STATEMENTS OF OPERATIONS

for the period January 1 through December 31, 2019
(unaudited)

	Jan - Dec 2019
Income	
Revenue	
Sales	**$0.00**
Other (Interest)	**$298.99**
Total Income	**$298.99**
Cost of Goods Sold	
COGS	$0.00
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$298.99**
Expenses	
Advertising	$1,942.63
Auto Expenses	$81.00
Bank Service Charges	$411.75
Payments to Team Members	$4,500.00
Development of System	$13,500.00
Dues & Subscriptions	$100.00
Fund Raising Charges & Commissions	$15,691.88
Legal & Professional Fees	$1,613.00
Licenses and Permits	$300.00
Meetings & Conventions	$2,175.00
Office Supplies	$455.95
Publicity & Media	$1,224.00
Repairs & Maintenance	0.00
Travel	$124.00
Utilities	0.00
Website	$1,584.38
Total Expenses	**$43,703.59**
Net Operating Income	**-$43,404.60**
Other Expenses	
Interest Expense	
Total Other Expense	**$0.00**
Net Other Expense	**$0.00**
Net Income	**-$43,404.60**

MONETRAN LLC
STATEMENTS OF OPERATIONS
for the period March 26 (inception) through Dec 31, 2018
(unaudited)

		Mar - Dec 2018
Income		
Revenue		
Sales		0.00
Other		0.00
Total Income	$	**0.00**
Cost of Goods Sold		
COGS		0.00
Total Cost of Goods Sold	$	**0.00**
Gross Profit	$	**0.00**
Expenses		
Advertising		1,621.98
Auto Expenses		0.00
Bank Service Charges		78.85
Commissions and Fees		4,647.41
Depreciation		0.00
Dues & Subscriptions		0.00
Insurance		0.00
Legal & Professional Fees		$2,500.00
Licenses and Permits		0.00
Meals & Entertainment		0.00
Office Supplies		0.00
Rent		0.00
Repairs & Maintenance		0.00
Travel		0.00
Utilities		0.00
Website		2,114.64
Total Expenses	$	**10,963.05**
Net Operating Income	$	**-10,963.05**
Other Expenses		
Interest Expense		
Total Other Expense	$	**0.00**
Net Other Expense	$	**0.00**
Net Income		**-$10,963.05**